To : The U.S. Securities & Exchange Commission

Cc : Ms Kammy Yuen - The Bank of New York, [redacted]
Ms Kathy Jiang - The Bank of New York

05007014

The Standard (Tuesday, 22 M

SUPPL

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 511)

EXTRAORDINARY GENERAL MEETING HELD ON 21 MARCH 2005
POLL RESULTS

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Extraordinary General Meeting (the "EGM") of the Company held on 21 March 2005 as follows:

	Ordinary Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	To approve the Agreement and the transactions contemplated thereunder as set out in the Notice of Extraordinary General Meeting.	227,969,136 100%	Nil 0%
2.	To extend the period during which the Company's Register of Members may be closed in 2005.	227,969,136 100%	Nil 0%
	As more than 50% of the votes were cast in favour of the resolutions, the above resolutions were duly passed as ordinary resolutions.		

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the EGM was 285,044,746 shares.

The total number of shares entitling the holder to attend and vote only against any of the resolutions at the EGM was nil.

PricewaterhouseCoopers acted as scrutineer for the vote-taking at the EGM.

By order of the Board
Mak Yau Kee, Adrian
Company Secretary

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Hong Kong, 21 March 2005

As at the date hereof, the Board of the Company comprises the following Directors:
Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee * *(also as alternate director to Lee Jung Sen)*
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee *(alternate director to Christina Lee Look Ngan Kwan)*

* *Independent non-executive directors*

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned indirect subsidiary of ASTRO ALL ASIA NETWORKS plc. which has indirect shareholding interests in two indirectly owned subsidiaries of TVB, being approximately 35.7% of the issued share capital of Hsin Chi Broadcast Company Limited and approximately 26.3% of the voting shares of TVB Publishing Holding Limited while TVB has indirect shareholding of approximately 40% in Hsin Chi Broadcast Company Limited and approximately 73.7% of the voting shares in TVB Publishing Holding Limited. MBNS is accordingly an associate of a connected person of TVB as defined in Rule 1.01 of the Listing Rules and the Agreements and the transactions contemplated thereunder constituted continuing connected transactions of TVB under Rule 14A.16(5) of the Listing Rules.

The Agreements, Cap Amount and the transactions contemplated thereunder are subject to the approval of the Independent Shareholders at the EGM in accordance with the requirements of the Listing Rules, which will be taken by poll. So far as TVB is aware, since no Shareholder has a material interest in each of the Agreements, no Shareholder is required to abstain from voting on the resolution regarding the Agreements, Cap Amount and the transactions contemplated thereunder. The Independent Board Committee will be established to provide recommendation to the Independent Shareholders on the terms of the Agreements, Cap Amount, the duration of the Agreements and the transactions contemplated thereunder. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreements, the Cap Amount, the duration of the Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Agreements and the transactions contemplated thereunder, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders on the terms of the Agreements, the Cap Amount, the duration of the Agreements and the transactions contemplated thereunder, and the notice of EGM, will be despatched to Shareholders in accordance with the Listing Rules as soon as practicable.

DEFINITIONS

"Agreements"	6 agreements dated 30 September 2004 together with their supplemental between various companies of the Group and MBNS relating to the license of programmes, license of channels and the provision of management services and advertising sales services for the period from 1 October 2004 to 30 September 2009 as described under the heading "The Agreements" in this announcement
"Board"	the board of Directors
"Independent Board Committee"	a committee of the Board to be established for the purpose of advising the Independent Shareholders in relation to the terms of the Agreements, Cap Amount and the transactions contemplated thereunder
"Cap Amount"	a maximum aggregate annual amount for the consideration under the Agreements for each financial year of TVB
"Director(s)"	director(s) of TVB
"EGM"	an extraordinary general meeting of TVB to be convened to consider and, if thought fit, approve, among other things, the Agreements, Cap Amount and the transactions contemplated thereunder
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	Shareholders who do not have any material interest in the Agreements and the transactions contemplated thereunder
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"LYP"	Liann Yee Production Co. Ltd., a non wholly-owned subsidiary of TVB
"Shareholder(s)"	the shareholders of TVB
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Ltd., a company incorporated in Hong Kong whose shares are listed on the Stock Exchange
"TVBI"	TVBI Co. Ltd., a wholly-owned subsidiary of TVB
"TVBOF"	TVBO Facilities Ltd., a wholly-owned subsidiary of TVB
"TVBSB"	TVB Satellite Broadcasting Ltd., a wholly-owned subsidiary of TVB
"TVBSE"	TVB Satellite TV Entertainment Ltd., a wholly-owned subsidiary of TVB
"TVB8 channel"	a 24 hour general entertainment television channel owned by TVBSE
"Wah Lai Toi"	a 24 hour general entertainment television channel owned by MBNS
"Xing He channel"	a 24 hour television channel featuring drama serials owned by TVBSE

*As at the date hereof, the Directors of TVB are Sir Run Run Shaw, G.B.M. (EXECUTIVE CHAIRMAN), Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (EXECUTIVE DEPUTY CHAIRMAN), Mona Fong (DEPUTY CHAIRPERSON), Louis Page (MANAGING DIRECTOR), Dr. Chow Yei Ching, G.B.S., Ho Ting Kwan, Christina Lee Look Ngan Kwan, Lee Jung Sen, O.B.E. *, Dr. Li Dak Sum, DSSc. (Hon.), J.P. *, Kevin Lo Chung Ping, Robert Sze Tsai To *, Chien Lee * (and also alternate director to Lee Jung Sen), Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan).*

* *Independent non-executive directors*

By Order of the Board
Television Broadcasts Limited
Mak Yau Kee Adrian
Company Secretary

18 March 2005, Hong Kong



To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York,, USA

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code 511

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 30 September 2004, various companies within the Group and MBNS entered into six agreements relating to the license of programmes, license of channels and the provision of management services and advertising sales services for the period from 1 October 2004 to 30 September 2009. On 14 October 2004 and 14 February 2005, two and three supplemental agreements were respectively entered into between the relevant contractual parties to clarify the base month upon which the guaranteed subscriber growth would be calculated and to increase the percentage share of subscription payment made by hotel and commercial establishments entitled by the relevant companies within the Group.

As MBNS is an associate of a connected person of TVB as defined in Rule 1.01 of the Listing Rules, the Agreements and the transactions contemplated thereunder constituted continuing connected transactions of TVB. TVB proposes to set a Cap Amount of HK$220,000,000 (from January to December 2005), HK$236,000,000 (from January to December 2006), HK$256,000,000 (from January to December 2007), HK$274,000,000 (from January to December 2008) and HK$219,000,000 (from January to September 2009) for the continuing connected transactions. As the Agreements and the transactions contemplated thereunder constituted continuing connected transactions for TVB under Rule 14A.16(5) of the Listing Rules, hence they are subject to the approval of the Independent Shareholders at the EGM in accordance with the requirements of the Listing Rules, which will be taken by poll. A circular containing, among other things, further details of the Agreements and the transactions contemplated thereunder, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders on the terms of the Agreements, the Cap Amount and the transactions contemplated thereunder, and a notice of the EGM, will be despatched to the Shareholders in accordance with the requirements of the Listing Rules as soon as practicable.

THE AGREEMENTS

Licensing agreements among TVBI, TVBSE and MBNS

On 30 September 2004, 3 exclusive licensing agreements for the territories of Malaysia and Brunei were entered into between MBNS and various companies within the Group (i.e TVBI, TVBSE and TVBI as agent of LYP) for a period of 5 years commencing from 1 October 2004. The transactions contemplated under these agreements are: (i) license by TVBI to MBNS a total of 2190 hours of television programmes with Cantonese soundtrack for every period of 12 months as part of the programmes line up for a Cantonese language channel owned and operated by MBNS and entitled Wah Lai Toi; (ii) license of the TVB8 and Xing He channels by TVBSE to MBNS for broadcast on the pay television services owned and operated by MBNS or its affiliated company. Under this agreement, the supply of the channels is on an exclusive basis but TVBSE may license any programmes exhibited on the Xing He channel to any free-to-air television station in Brunei and Malaysia; (iii) licence of the TVBS-Asia channel by TVBI as agent of LYP to MBNS for broadcast on the pay television services owned and operated by MBNS or its affiliated company. LYP has appointed TVBI as its agent responsible for distributing the TVBS-Asia channel in countries outside Taiwan and the United States of America. It is a channel especially compiled by LYP for the purpose of distribution outside Taiwan.

For the TVB8, Xing He and TVBS-Asia channels, except where it is required by the laws of Malaysia or Brunei (as the case may be), censorship standards and codes regulating advertisements, sponsorship and branding, MBNS shall broadcast the channels in their entirety without any alteration.

After arm's length negotiation, the parties agree that the license fees payable under all 3 agreements by MBNS to TVBI and TVBSE for these licensing agreements will be calculated with reference to the number of residential subscribers of the relevant package of the pay television services of MBNS ("Package") and payable monthly in arrears within 45 days after the end of each month. In addition, MBNS provides a guarantee in terms of subscriber growth for every period of 12 months during the respective term of the agreements. As regards distribution to hotel and commercial establishments, MBNS shall pay TVBI and TVBSE a 37% share of subscription fees received from the same as license fees monthly in arrears no later than 75 days after the end of each month.

Further, each of TVBSE and TVBI (as agent of LYP) agrees to pay 20% of advertising revenue to MBNS after deduction of commission, bonus and discounts payable to advertising agents and advertisers for advertisements exhibited on TVB8, Xing He and/or TVBS-Asia channels which are inserted and played back by MBNS. The payment to MBNS by TVBSE and TVBI for the share of advertising revenue is to be offset from the payment receivable by TVBSE and TVBI under the respective agreement.

On 14 October 2004, TVBI and MBNS entered into separate supplemental agreement for the license of 2190 hours of television programmes and TVBS-Asia channel to clarify the base month upon which the guaranteed subscriber growth would be calculated.

On 14 February 2005, TVBI, TVBSE and MBNS entered into separate supplemental agreements to all licensing agreements to increase the percentage share of subscription payment made by hotel and commercial establishments and entitled by TVBI and TVBSE to 41% under the respective agreement with retrospective effect from the commencement of such agreements.

Agreement for the provision of management services between TVBOF, TVBSB and MBNS

On 30 September 2004, TVBOF and TVBSB entered into separate agreement with MBNS pursuant to which MBNS appoints TVBOF and TVBSB to provide management services for the period from 1 October 2004 to 30 September 2009 at a fixed amount for every period of 12 months which is payable monthly upon receipt of invoice. In the past, the Group had also provided technical and management services support to MBNS from 1997 to 2001. The services to be provided under these agreements include, inter alia, evaluation of programme materials; creating promotional and marketing materials; sourcing of programmes; co-ordination on regulatory issues; creation of interstitials programming; editing of on-air promotional materials; monitoring of signal transmission and quality of signal; arranging promotional and marketing events and campaigns. For these agreements only, they will be terminated once the licensing agreement of the relevant channels and programmes come to an end.

channel and any other channels as may be requested by MBNS from time to time for the period from 1 October 2004 to 30 September 2009.

In return, TVBSE is entitled to a share of the advertising revenue after deduction of any discounts, commissions, bonuses, rebates or other gratuity given to advertisers and advertising agents which is payable by MBNS monthly in arrears within 120 days after the end of each month. In addition, MBNS agrees to pay TVBSE a fixed amount per contract year to defray TVBSE's costs for establishing a sales team to work in conjunction with MBNS to handle all advertising and sponsorship sales.

Basis of Consideration

The consideration payable and receivable by the Group under the Agreements are agreed between the parties after arm's length negotiation with reference to the historical dealings between the parties, an upturn in economy which will likely result in higher subscriber number and advertising revenue, the projection of subscription figure for the Malaysian pay television market and the subscribers growth guaranteed by MBNS.

Aggregation of transactions

As the Agreements were all completed within a 12 month period and were entered into by the Group with the same party, the Stock Exchange determined that the Agreements should be aggregated and be treated as if they were one transaction under Rule 14A.25 of the Listing Rules.

CAP AMOUNT

TVB proposes to set a Cap Amount of HK$220,000,000 (from January to December 2005), HK$236,000,000 (from January to December 2006), HK$256,000,000 (from January to December 2007), HK$274,000,000 (from January to December 2008) and HK$219,000,000 (from January to September 2009) during the continuance of the Agreements based on the past growth rate in subscription and advertising income, the monthly fees payable under the provision of management services arrangement, the residential subscriber growth of 28,000 subscribers for every period of 12 months guaranteed by MBNS and the potential fluctuation of currency exchange rate between Malaysian Ringgits and Hong Kong Dollars.

REASONS FOR THE TRANSACTIONS

The Agreements (except for the provision of management services) are renewals of agreements previously entered into between various companies of the Group and MBNS in 2002. As the TVB8, Xing He and TVBS-Asia channels are channels compiled for overseas markets and already distributed to various countries and the programmes which are licensed to MBNS are from the existing TVB programme library or programmes co-produced by TVB for worldwide distribution, the entry into the licensing agreements will enable the Group to generate more income with minimal increase in overheads and the brand names of "TVB", "TVB8", "Xing He" and "TVBS-Asia" would enjoy continuous exposure in Malaysia and Brunei and hence strengthen their market position. As for the agreements for the provision of management services and advertising sales services, they are able to generate additional revenue for the Group.

The Directors considered that the terms of the Agreements and the transactions contemplated thereunder are fair and reasonable and are in the interests of TVB and the Shareholders as a whole and the Agreements have been entered into in the ordinary and usual course of business and on normal commercial terms.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP, TVBI, TVBSB, TVBSE, TVBOF AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities.

LYP (a 70% indirect non wholly-owned subsidiary of TVB) is principally engaged in the business of television programmes production, television channel transmission and operation in Taiwan.

TVBI is principally engaged in programme licensing.

TVBSB is principally engaged in the provision of management services, programme scheduling and television broadcasting services.

TVBSE is principally engaged in the operation of television channels and provision of advertising sales services.